SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 1

                               TO

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934


          Southwest Oil & Gas Income Fund VIII-A, L.P.
                        (Name of Issuer)


                  Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)




     Check the following box if a fee is being paid with this
statement.     [  ]  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons         Southwest Royalties, Inc.
     S.S. or I.R.S. Identification           75-1917432
     Nos. of Above Persons

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation


Number of Shares/Units Beneficially Owned by Each Reporting Person
With:


 (7) Sole Voting Power                       937.0 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  937.0 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          937.0 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   6.9% of class of
                                             13,596 Units

(14) Type of Reporting Person                CO (Managing General
                                             Partner of Issuer)


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Item 1.   Type of Security:             Limited Partnership
                                        Interests ("Units")

          Name of Issuer:               Southwest Oil & Gas
                                        Income Fund VIII-A, L.P.

          Address of Issuer's           407 N. Big Spring St.
          Principal Executive           Suite 300
          Offices:                      Midland, Texas  79701-4326

Item 2(a).     Name of Person
               Filing:                  Southwest Royalties, Inc.

Item 2(b).     Address of Principal     407 N. Big Spring St.
               Business Office:         Midland, Texas  79701-4326

Item 2(c).     Present Occupation:      Not Applicable

Item 2(d).     Criminal Convictions:    None

Item 2(e).     Civil Securities Laws
               Injunctions or
               Prohibitions:            None

Item 2(f).     Citizenship:             Delaware, U.S.A.

Item 3.        Source of Funds:         Working capital of the
                                        Reporting Person.

Item 4.        Purpose of Transactions:

     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

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Item 5.        Interest in Securities

     The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 937.0 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 6.9% of the total 13,596 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 5.3% to 6.9% occurred between September 1, 1996 and July 31, 1997 when the Reporting Person purchased an additional 217.0 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $126.28 to $244.53.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                        Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable


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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: August 5, 1997               By:  /s/  Bill E. Coggin
                                   -------------------------
                                   Bill E. Coggin
                                   Vice-President
                                   Southwest Royalties, Inc.

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